                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           ---------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. ___________)(1)


                            PREMIER CLASSIC ART, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  74047F 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  March 1, 2000
      -------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74047F 10 6                   13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Charles Trapp

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
Not Applicable
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           19,516,541
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         19,516,541
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,516,541

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

75%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 74047F 10 6                   13G                    Page 3 of 5 Pages


Premier Classic Art, Inc.
________________________________________________________________________________
Item 1(a).  Name of Issuer:


1158 Staffler Road, Bridgewater, New Jersey 08807
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:


This Schedule 13G is being filed for Charles Trapp.
________________________________________________________________________________
Item 2(a).  Name of Person Filing:


The address of the principal business office of Mr. Trapp is:
1158 Staffler Road, Bridgewater, New Jersey 08807
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:


Mr. Trapp is a United States citizen.
________________________________________________________________________________
Item 2(c).  Citizenship:


Common Stock, par value $0.001 per share ("Common Stock").
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:


74047F 10 6.
________________________________________________________________________________
Item 2(e).  CUSIP Number:


Not applicable.
________________________________________________________________________________
Item 3.

CUSIP No. 74047F 10 6                   13G                    Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: See item 9 of cover pages.

     (b)  Percent of class: See item 11 of cover pages.

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:
          (ii) shared power to vote or to direct the vote:
          (iii) sole power to dispose or to direct the disposition of:
          (iv) shared power to dispose or to direct the disposition of:

                  See Items 5-8 of cover pages.


            Not Applicable.
________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.



            Not Applicable.
________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


            Not Applicable.
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


            Not Applicable.
________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.


            Not Applicable.
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

CUSIP No. 74047F 10 6                   13G                    Page 5 of 5 Pages


Item 10  Certification.
         -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 21, 2001


                                         By: /s/ Charles Trapp
                                             -------------------------
                                             Charles Trapp


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).